UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Rexnord Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware	1-35475	20-5197013
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

4701 West Greenfield Avenue, Milwaukee, Wisconsin	53214
(Address of Principal Executive Offices)	(Zip Code)

Mark W. Peterson	(414) 643-3739
Senior Vice President and Chief Financial Officer

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This specialized disclosure report on Form SD for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).
If a registrant can determine that its 3TG originated from sources other than the Covered Countries, or from recycled and scrap sources, then it must submit a specialized disclosure report on Form SD that describes the “Reasonable Country of Origin Inquiry” that the registrant completed to make that determination. This report describes first-year steps taken by Rexnord Corporation to comply with the Dodd-Frank Act.
1.Company Overview
This report has been prepared by management of Rexnord Corporation (the “Company,” “we,” “us,” or “our”). The information in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
Products
We are a growth-oriented, multi-platform industrial company offering a variety of products.

Our Process & Motion Control products include gears, couplings, industrial bearings, aerospace bearings and seals, FlatTop™ chain, engineered chain and conveying equipment.

Our Water Management products include professional grade specification drainage products, flush valves and faucet products, engineered valves and gates for the water and wastewater treatment market and PEX piping.
Supply Chain
Given the breadth and variety of our product line, we chose to rely on input from suppliers to determine which of our products contained 3TG. We also must rely on our direct suppliers to provide information regarding the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

We are a multi-platform industrial company that serves a diverse array of global end markets. Further, we have grown significantly in recent years by means of acquisitions. As a result, our global supply chain is managed through multiple databases, making the threshold task of gathering information regarding our direct suppliers a significant undertaking.
Our supply chain in 2013 included approximately 4,700 different direct suppliers of materials and components. Those direct suppliers, in turn, have multiple suppliers, which significantly increases the total number of suppliers between the Company and a smelter that processes 3TG that is contained in a particular product. Therefore, it is inherently difficult to ascertain the ultimate source of 3TG in the products we manufacture.
Contract Terms
In 2013, we began the process of revising our purchasing terms with regard to 3TG. Those terms require suppliers to source from certified conflict free smelters if they are sourcing within a Covered Country or to source from non-Covered Countries. We expect to complete this initiative in 2014.
Conflict Minerals Policy
We adopted the following conflict minerals policy:
Rexnord Corporation (“Rexnord”) is committed to business practices, throughout its operations, that foster the health and safety of people. Accordingly, Rexnord is committed to compliance with the conflict minerals rules and regulations adopted pursuant to the United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and expects its suppliers to support it in that regard. To that end, Rexnord is working with its suppliers to confirm that their supply of product does not contain conflict minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or the adjoining countries.
Questions or concerns regarding Rexnord’s conflict minerals policy or procedures should be directed to conflict.minerals@rexnord.com.
Our policy is publicly available on our website at http://phx.corporate-ir.net/phoenix.zhtml?c=202367&p=irol-govhighlights.
2.    Conflict Minerals Compliance Process
2.1    Compliance Framework
As a threshold matter, we designed our compliance measures to conform with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.
2.2    Management Systems
Conflict Minerals Policy
As described above, we have adopted a conflict minerals policy, which is posted on our website at http://phx.corporate-ir.net/phoenix.zhtml?c=202367&p=irol-govhighlights.

Internal Team
The Company has established a management team relating to conflict minerals. Our management team is overseen by our Vice President, General Counsel and Secretary and a team of subject matter experts from relevant functions such as Legal/Trade Compliance, Customer Care, Information Technology and Supply Chain. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our efforts on a regular basis.
Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers through the Manufacturers Alliance for Productivity and Innovation (MAPI) to facilitate compliance with the Rule. We also engage outside counsel and rely upon outside consultants, as necessary.
Our controls include our Code of Business Conduct and Ethics, which outlines expected behaviors for all our employees, and we will be implementing a Supplier Code of Conduct in calendar year 2014, which will require that suppliers cooperate with our conflict minerals and other compliance efforts.
Grievance Mechanism
We have grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy.
Records Maintenance
We have retained all relevant documentation from our Reasonable Country of Origin Inquiry.
2.3    Identify and Assess Risk in Our Supply Chain
We identified approximately 4,700 direct suppliers of materials or components. We rely on suppliers whose materials or components contain 3TG to confirm whether that is the case and to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information provided by their suppliers. Certain of our suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.
2.4    Design and Implement a Strategy to Respond to Risks
In response to this risk assessment, the Company has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.
As described above, we participate in manufacturing industry initiatives.
As part of our risk management plan, to ensure suppliers understand our expectations, we contacted each supplier that we surveyed by phone, email or other writing. We made our employees available to answer suppliers’ questions. We provided our contact information if suppliers had questions.

We answered all questions that suppliers requiring further clarification presented to us. We then gave many of our suppliers a copy of the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”), to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the Template or other survey tools with specific suppliers where we needed clarification.
3.    Reasonable Country of Origin Inquiry and Results
3.1    Design of Reasonable Country of Origin Inquiry
Our Reasonable Country of Origin Inquiry was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries.
3.2    Supplier Surveys
We conducted a survey of those direct suppliers described above. To do that, we employed a software-based solution that we chose after diligently exploring other options. The software was selected to facilitate compliance with the OECD Guidance.
For over two-thirds of the suppliers that we surveyed, we used the Template or a slightly modified version of the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in the direct supplier’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. Many companies are using the Template in their compliance processes related to conflict minerals. For the remaining suppliers that we surveyed, we used a customized short-form questionnaire based on the Template.
3.3    Survey Responses and Follow-up Engagement
We surveyed all of our suppliers as part of our Reasonable Country of Origin Inquiry. We followed up with each supplier who did not respond to our initial survey, by phone or email. For those suppliers that did respond, we reviewed their responses to identify any that required further engagement and worked directly with suppliers to obtain clarification, as needed.
The majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us. In addition, while the majority of the responses received from suppliers indicated that the products or material they supplied did not contain 3TG, in looking at our supply chain as a whole, all four elements were identified as being supplied to us. One supplier indicated that its 3TG came from recycled or scrap sources. We were unable to determine that any of the remaining suppliers sourced product or material containing 3TG from a Covered County.
3.4    Conclusions
We conducted our Reasonable Country of Origin Inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination. After reviewing the results of our

Reasonable Country of Origin Inquiry, we determined that we did not have reason to believe that any of the 3TG necessary for the functionality or production of our products that was not from recycled or scrap sources may have originated in a Covered Country during 2013, all within the meaning of the Rule.
Section 2 - Exhibits
None.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

REXNORD CORPORATION

By	/s/ Mark W. Peterson	June 2, 2014
	Senior Vice President and Chief Financial Officer	(Date)